UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Office Properties Inc.

(Name of the Issuer)

Brookfield Office Properties Inc.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

112900105

(CUSIP Number of Class of Securities)

Bryan K. Davis Chief Financial Officer Brookfield Office Properties Inc. Brookfield Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3 Telephone: 416.369.2300	Copy to: Jeffrey Nadler, Esq. Gerald Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 Telephone: 212-588-5500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,389,022,174.90	$694,107

*Estimated solely for purposes of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (a) $19.39, the average of the high and low price of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on December 17, 2013 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis that may be acquired in the offer and in any compulsory acquisition or subsequent acquisition transaction.

**The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended and Fee Rate Advisory # 1 for Fiscal Year 2014, issued August 30, 2013.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid:  $453,829

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Property Partners L.P.

Date Filed: December 23, 2013

Amount Previously Paid: $240,278

Form or Registration No.: Schedule 13E-3

Filing Parties:  Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc.

Date Filed: December 23, 2013

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THIS TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS AMENDMENT NO. 4 TO SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Amendment No. 4 to the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment No. 4”), amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by Brookfield Office Properties Inc., a corporation existing under the federal laws of Canada (“BPO” or the “Company”), as amended (the “Schedule 13E-3”).  Capitalized terms used herein but not defined in this Amendment No. 4 shall have the meanings given to them in the management proxy circular of the Company attached as Exhibit (a)(4) to the Schedule 13E-3 (including all schedules and annex thereto, the “Management Circular”).

Item 16. Exhibits (Regulation M-A, Item 1016)

Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

(a)(11)  Press Release issued by BPO, dated June 2, 2014 (incorporated by reference to Exhibit 99.1 of BPO’s Form 6-K dated June 2, 2014);

(a)(12)  Report on voting results by BPO, dated June 3, 2014 (incorporated by reference to Exhibit 99.1 of BPO’s Form 6-K dated June 3, 2014); and

(a)(13)  Press Release issued by BPO, dated June 3, 2014 (incorporated by reference to Exhibit 99.2 of BPO’s Form 6-K dated June 3, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2014

BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Michelle L. Campbell
		Name:	Michelle L. Campbell
		Title:	Assistant Secretary